GEC Organics Corp. and SNM Global Holdings

MEMORANDUM OF TERMS

May 15, 2019

This Memorandum of Terms summarizes the principal terms of the proposed private offering of Common Stock by GEC Organics Corp. (the "Company") to SNM Global Holdings, or its designee ("SNMN"), and does not constitute a legally binding agreement. No legally binding obligations will be created until definitive agreements are executed and delivered by all parties. This Memorandum of Terms does not constitute an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted. The terms and conditions and other information described in this Memorandum of Terms, including its existence, shall be confidential information and shall not be disclosed to any third party or used for any purpose other than evaluating a potential investment in the Company by a qualified investor.

THE OFFERING

Issuer:	GEC Organics Corp., a Nevada corporation (the "Company")
Securities:	Common Stock
Amount of the offering:	$500,000; Equity
Number of shares:	The number of shares of the Company's Common Stock to be acquired will be 25% of the total number of outstanding shares of Common Stock at the time of funding. These shares will have an anti-dilution provision so that SNMN will maintain its original 25% ownership of the Company's outstanding Common Stock.
Use of Proceeds:	The proceeds of the offering will be used to purchase necessary equipment, raw material, reduce debt, implement the Company's Marketing Plan and fund working capital for the continued development of the Company's facility in Castleberry, Alabama.
Investor:	SNMN or its designee.
Capitalization:	*Class A Preferred*: 10,000,000 authorized shares @ par $0.001 with a 5 to 1 conversion rate to Common Stock. No Preferred Stock has been issued. *Class B Preferred*: The Company will create 10,000,000 shares of Series B Preferred Stock with a 7% dividend and a conversion ratio to Common Stock of 3 to 1. No Class B Preferred Stock has been issued or committed.

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Capitalization (continued)	Common Stock: 100,000,000 shares @ par value of $0.001 per share. Common Shares issued to date are 23,000,000.
Anticipated closing date:	The closing shall be held on or before June 15, 2019.

STOCKHOLDERS' AGREEMENT

Information rights:	SNMN will receive unaudited annual financials and an annual business plan until an IPO or other, similar form of public offering is completed or change of control occurs.
Board Roles:	The Company has an existing Board of Directors (or "Board"), consisting of two members. The Board in its sole discretion may appoint one or more SNMN representatives to the Board. The Company shall be managed by the Board, and an SNMN Representative will have the right to participate in an Advisory Board to be formed by the Company; however, the governance of the Company will be the sole responsibility of the Board.

OTHER MATTERS

Offering Expenses:	SNMN will be responsible for its own costs, fees, and expenses related to the offering, including the costs, fees, and expenses of its own legal counsel and other advisors. Placement Agent fees and other expenses may be paid by the Company from the proceeds of the Offering.
Definitive Documents:	The purchase of the Common Stock will be made pursuant to the terms of a mutually acceptable Stock Purchase Agreement between GEC Organics Corp. and SNMN.
Risks of Investment:	An investment in the Company is subject to numerous and significant risks.

This Memorandum of Terms may be executed in counterparts, which together will constitute one document. Facsimile and electronic signatures shall have the same legal effect as original signatures.

GEC ORGANICS CORP.	**SNM GLOBAL HOLDINGS**
Peter D. Ubaldi, President & CEO	*Troy Lowman, CEO*